May 24, 2005


via facsimile and U.S. mail

Mr. Lewis E. Walde
Chief Financial Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d`Alene, Idaho 83815



	Re:	Hecla Mining Company
		Form 10-K, Filed March 16, 2005
		Response letter dated April 27, 2005
		Form 10-Q, Filed May 10, 2005
		File No. 001-08491

Dear Mr. Walde:

      We have reviewed the above filings and response letter and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Management`s Discussion and Analysis, page 52

General

1. We have given consideration to your response to prior comment 5 regarding your treatment of gold as a by-product at the San Sebastian unit and believe that, in addition to your non-GAAP reconciliation table, you should expand your MD&A to clearly indicate that you generate by-product revenues on certain of your operating units. In addition, explain why you believe that presentation of these revenue streams as a by-product is appropriate, given the percentages at the
San Sebastian unit of the by-product to total revenue previously identified in our prior comment 5.

2. Include a trend analysis to identify the amount and type of by-product revenue generated for each period presented and indicate whether or not you believe, based on your best estimate, that presentation of these revenue streams as by-products will be continue to be appropriate in the future. Refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs (GAAP), pages 67-69

3. We have reviewed the revised reconciliation that you will present in an amendment to your 2004 Form 10-K in response to prior comment 4 and continue to believe that presenting a reconciliation to a GAAP measure that is not fully burdened with depreciation, depletion and amortization is not the most directly comparable GAAP measure and is not contemplated by SAB Topic 11:B.

4. Tell us and clarify within your disclosure whether the non-GAAP measure, Total Cash Costs, is a liquidity or a performance measure.

		Critical Accounting Policies, page 73

			Revenue Recognition

5. We note your intention to change your accounting policy footnote to accurately describe your current use of the forward rate for provisionally priced contracts at the Greens Creek unit and for the
Lucky Friday unit, beginning January 1, 2005. Please submit a sample of your intended disclosure. Note that we believe a description of how provisionally priced sales contracts are accounted for is beneficial to the reader and should include a description of how the embedded derivative is separated from the host contract and accounted for as a derivative instrument pursuant to SFAS 133.

Note 1:  Summary of Significant Accounting Policies, page F-8

	L. Revenue Recognition and Accounts Receivable, page F-13

6. We note from your response to prior comment 5 that you will expand your revenue recognition policy to indicate that your by-product sales are also recorded as revenues. Please expand this policy footnote to identify the operating units that generate by-product revenue.
10-Q for the quarter ended March 31, 2005

Controls and Procedures, page 45

7. We note your disclosure that based on your evaluation of the design and operation of your disclosure controls and procedures, your
Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "were effective as of March
31, 2005, in ensuring that material information required to be disclosed in this report has been properly recorded, processed, summarized and reported within the required time periods." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Jennifer Goeken at (202) 551-3721, or in her absence, Jill Davis at (202) 551-3683, if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3740 with any other questions.
Direct
all correspondence to the following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Hecla Mining Company
May 24, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE